UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2010.

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING NTT DATA’S PARTIAL CORRECTION TO THE “NOTICE REGARDING COMMENCEMENT OF TENDER OFFER FOR SHARES OF NJK CORPORATION” AND CORRECTIONS TO THE “PUBLIC NOTICE OF THE COMMENCEMENT OF THE TENDER OFFER”

On February 4, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice regarding NTT DATA CORPORATION’s partial correction to the “Notice Regarding Commencement of Tender Offer for Shares of NJK Corporation” and correction to the “Public Notice of the Commencement of the Tender Offer”. The “Notice Regarding Commencement of Tender Offer for Shares of NJK Corporation” was also furnished to the United States Securities and Exchange Commission by the registrant on December 21, 2009.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: February 4, 2010

February 4, 2010

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING NTT DATA’S PARTIAL CORRECTION TO THE “NOTICE REGARDING COMMENCEMENT OF TENDER OFFER FOR SHARES OF NJK CORPORATION” AND CORRECTIONS TO THE “PUBLIC NOTICE OF THE COMMENCEMENT OF THE TENDER OFFER” THROUGH THE SUBMISSION OF THE CORRECTION STATEMENT FOR THE TENDER OFFER STATEMENT

On February 4, 2010, NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), filed with the Director-General of the Kanto Local Finance Bureau a correction statement under Article 27-8(1) and (2) of the Financial Instruments and Exchange Act with regard to the tender offer statement, dated December 22, 2009, that pertains to the acquisition of ordinary shares of NJK Corporation (Code Number: 9748, Second Section of the Tokyo Stock Exchange) through a tender offer.

Accordingly, NTT DATA hereby announces the following corrections to the “Notice Regarding Commencement of Tender Offer for Shares of NJK Corporation”, dated December 21, 2009, and the “Public Notice of the Commencement of the Tender Offer”, dated December 22, 2009.

For further inquiries, please contact:

Kazu Yui or Ken Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax :	+81-3-5205-5589

[Translation]

February 4, 2010

Company Name:	NTT DATA CORPORATION
Representative:	Toru Yamashita
Representative Director and President
(Code Number: 9613, First Section of the Tokyo Stock Exchange)
Contact:	Takashi Kanae, Senior Manager
Investor Relations Office
(Tel: +81-3-5546-9962)

[CORRECTIONS] PARTIAL CORRECTION TO THE “NOTICE REGARDING COMMENCEMENT OF TENDER OFFER FOR SHARES OF NJK CORPORATION” AND CORRECTIONS TO THE “PUBLIC NOTICE OF THE COMMENCEMENT OF THE TENDER OFFER” THROUGH THE SUBMISSION OF THE CORRECTION STATEMENT FOR THE TENDER OFFER STATEMENT

On February 4, 2010, NTT DATA CORPORATION (hereinafter the “Tender Offeror” or the “Company”) filed with the Director-General of the Kanto Local Finance Bureau a correction statement under Article 27-8(1) and (2) of the Financial Instruments and Exchange Act (hereinafter the “Act”) with regard to the tender offer statement, dated December 22, 2009, that pertains to the acquisition of ordinary shares of NJK Corporation (Code Number: 9748, Second Section of the Tokyo Stock Exchange; hereinafter “NJK”) through a tender offer (hereinafter the “Tender Offer”).

Accordingly, the Company hereby announces the following corrections to the “Notice Regarding Commencement of Tender Offer for Shares of NJK Corporation”, dated December 21, 2009, and the “Public Notice of the Commencement of the Tender Offer”, dated December 22, 2009.

These corrections were made in response to: (i) the respective announcements of the financial results for the third quarter of the fiscal year ending March 31, 2010 by NJK on February 4, 2010, and by the Company on February 2, 2010; (ii) the expiration, on February 3, 2010, of the period for receiving prior notice of a cease and desist order under the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, as amended by Act No. 51, dated June 10, 2009 (hereinafter the “Antimonopoly Act”), which period expired without the Company receiving from the Fair Trade Commission prior notice under Article 49(5) of the Antimonopoly Act or a demand for a report or information under Article 10(9) of the Antimonopoly Act; and (iii) clarifications of specially related parties. These corrections do not change the fundamental conditions of the Tender Offer.

I. Corrections to the “Notice Regarding Commencement of Tender Offer for Shares of NJK Corporation” dated December 21, 2009

The Company makes the following corrections to the following sections of the “Notice Regarding Commencement of Tender Offer for Shares of NJK Corporation”. The parts corrected in the original and the corrections have been underlined.

2.	Outline of the Tender Offer

(6)	Change in Shareholding Ratio as a Result of the Tender Offer

(Before correction)

Number of voting rights represented by the shares held by the Tender Offeror prior to the Tender Offer	— rights	(Shareholding ratio prior to the Tender Offer
— %)
Number of voting rights represented by the shares held by specially related parties prior to the Tender Offer	— rights	(Shareholding ratio prior to the Tender Offer

— %)

Number of voting rights represented by the shares expected to be purchased	7,071 rights	(Shareholding ratio after the Tender Offer
51.54%)

Number of voting rights of all shareholders of NJK	13,720 rights

Note 1:	The “number of voting rights represented by the shares expected to be purchased” indicates the number of voting rights represented by the number of shares expected to be purchased in the Tender Offer.
Note 2:

The “number of voting rights of all shareholders of NJK” indicates the number of voting rights of all the shareholders as of September 30, 2009 as stated in the 40th Term Second Quarterly Report filed by NJK on November 9, 2009.

Note 3:	With respect to the “shareholding ratio before the Tender Offer” and “shareholding ratio after the Tender Offer”, any fraction less than a thousandth digit is rounded off to the closest hundredth digit.

(After correction)

Number of voting rights represented by the shares held by the Tender Offeror prior to the Tender Offer	— rights	(Shareholding ratio prior to the Tender Offer
— %)
Number of voting rights represented by the shares held by specially related parties prior to the Tender Offer	6 rights	(Shareholding ratio prior to the Tender Offer

0.04%)

Number of voting rights represented by the shares expected to be purchased	7,071 rights	(Shareholding ratio after the Tender Offer
51.58%)

Number of voting rights of all shareholders of NJK	13,720 rights

Note 1:	The “number of voting rights represented by the shares expected to be purchased” indicates the number of voting rights represented by the number of shares expected to be purchased in the Tender Offer.
Note 2:	The “number of voting rights represented by the shares held by specially related parties prior to the Tender Offer” indicates the total number of voting rights represented by the shares held by each of the specially related parties.
Note 3:

The “number of voting rights of all shareholders of NJK” indicates the number of voting rights of all the shareholders as of September 30, 2009 as stated in the 40th Term Second Quarterly Report filed by NJK on November 9, 2009.

Note 4:	With respect to the “shareholding ratio before the Tender Offer” and “shareholding ratio after the Tender Offer”, any fraction less than a thousandth digit is rounded off to the closest hundredth digit.

(9)	Other Conditions and the Method of Tender Offer

(ii)	Existence and Content of Conditions for Withdrawal of the Tender Offer and Method of Disclosing Withdrawal

(Before correction)

If any of the events provided in Article 14 (1) (i) (a) through (i) and (l) through (r), Article 14 (1) (iii) (a) through (h), Article 14 (1) (iv), Article 14 (1) (v) and Article 14 (2) (iii) through (vi) of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; hereinafter the “Cabinet Order”) occurs, the Company may withdraw the Tender Offer.

The Tender Offeror is required to file a prior notification with the Fair Trade Commission in respect of the acquisition of the shares of NJK in the Tender Offer under Article 10 (2) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, as amended by Act No. 51, dated June 10, 2009, (hereinafter the “Antimonopoly Act”). The Tender Offeror may not acquire shares of NJK in the Tender Offer for a period of thirty days from the date of acceptance of the notification (hereinafter the “Waiting Period”). The Tender Offeror plans to file the prior notification with the Fair Trade Commission on January 4, 2010. If the prior notification is accepted on the same day, the Waiting Period is expected to end on February 3, 2010. The Tender Offeror has not utilized the prior consultation system of the Fair Trade Commission in regard to its acquisition of the shares of NJK in the Tender Offer. The Tender Offeror will file a correction statement if a period for possibly receiving prior notice of a cease and desist order under the Antimonopoly Act has ended without receiving prior notice under Article 49 (5) of the Antimonopoly Act or a demand of report or information from the Fair Trade Commission under Article 10 (9) of the Antimonopoly Act. If, in connection with the prior notification filed with the Fair Trade Commission, the Tender Offeror receives from the Fair Trade Commission prior notice of a cease and desist order ordering the Company to dispose all or part of the shares of NJK or to assign part of its business, or if a period for possibly receiving prior notice of a cease and desist order under the Antimonopoly Act does not end by the day immediately preceding the last day of the Tender Offer Period, or if a petition for emergency court injunction by a court is filed against the Tender Offeror as an entity that is suspected of violating Article 10 (1) of the Antimonopoly Act, the Company is deemed to have failed to obtain “permission” under Article 14 (1) (iv) of the Cabinet Order, and such failure may result in a withdrawal event.

If the Tender Offeror is to withdraw the Tender Offer, a public notice will be made electronically, and the fact of such notice will be published in the Nihon Keizai Shimbun. However, if there is difficulty in making such public notice by the end of the Tender Offer Period, an announcement will be made pursuant to Article 20 of the Ministry Ordinance, and a public notice will be made promptly thereafter.

(After correction)

If any of the events provided in Article 14(1)(i)(a) through (i) and (l) through (r), Article 14(1)(iii)(a) through (h), Article 14(1)(iv), Article 14(1)(v) and Article 14(2)(iii) through (vi) of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; hereinafter the “Cabinet Order”) occurs, the Company may withdraw the Tender Offer.

(Deletion)

If the Tender Offeror is to withdraw the Tender Offer, a public notice will be made electronically, and the fact of such notice will be published in the Nihon Keizai Shimbun. However, if there is difficulty in making such public notice by the end of the Tender Offer Period, an announcement will be made pursuant to Article 20 of the Ministry Ordinance, and a public notice will be made promptly thereafter.

The Tender Offeror is required to file a prior notification with the Fair Trade Commission in respect of the acquisition of the shares of NJK in the Tender Offer under Article 10 (2) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, as amended by Act No. 51, dated June 10, 2009, (hereinafter the “Antimonopoly Act”). The Tender Offeror may not acquire shares of NJK in the Tender Offer for a period of thirty days from the date of acceptance of the notification (hereinafter the “Waiting Period”). Upon the expiration of the Waiting Period, the Tender Offeror received a notice confirming the expiration of the Waiting Period from the Fair Trade Commission on February 4, 2010. Also, given the fact that the Tender Offeror has not received from the Fair Trade Commission any prior notice under Article 49(5) of the Antimonopoly Act or a demand for a report or information under Article 10(9) of the Antimonopoly Act, the period for receiving prior notice of a cease and desist order under the Antimonopoly Act has expired.

4.	Miscellaneous

(2)	Other Information that is Considered Necessary for Investors in Determining Whether to Accept the Tender Offer

(Before correction)

(previous part omitted)

(ii)	NJK adopted a resolution at its Board of Directors’ meeting held on December 21, 2009, approving the cancellation of all of its treasury shares held on September 30, 2009 effective as of March 2, 2010, except 335,000 treasury shares that will be transferred upon exercise of unexercised share acquisition rights (559,139 shares).

(After correction)

(previous part omitted)

(ii)	NJK adopted a resolution at its Board of Directors’ meeting held on December 21, 2009, approving the cancellation of all of its treasury shares held on September 30, 2009 effective as of March 2, 2010, except 335,000 treasury shares that will be transferred upon exercise of unexercised share acquisition rights (559,139 shares).

(iii)	NJK announced that it has filed with the Tokyo Stock Exchange its “Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2010” on February 4, 2010. According to the announcement, the outline of NJK’s consolidated financial results is as follows. Please note that the contents of the outline have not been audited by an auditing firm in accordance with Article 193-2(1) of the Act. The following outline of the financial results of NJK is only a part of the announcement made by NJK, and the Tender Offeror is not in a position to verify the accuracy and veracity thereof, and has not actually conducted such verification.

[Statements of Income]

Accounting Period	Fiscal Year Ending March 31, 2010 Third Quarter of the 40th Business Year (Nine Months Ended December 31, 2009)

Sales	6,874,218 thousand yen

Cost of Sales	5,347,421 thousand yen

Sales, General and Administrative Expenses	1,973,079 thousand yen

Non-operating Income	143,678 thousand yen

Non-operating Expenses	22,505 thousand yen

Net Income (loss) for the Quarter	(191,289) thousand yen

[Per Share Data]

Accounting Period	Fiscal Year Ending March 31, 2010 Third Quarter of the 40th Business Year (Nine Months Ended December 31, 2009)

Net Earnings per Share	(13.76) yen

Cash Dividends per Share	—

Net Assets per Share	721.95 yen

(iv)	The Company announced that it has filed with the Tokyo Stock Exchange its “Financial Results for the Third Quarter of the Fiscal Year Ending March 31, 2010” on February 2, 2010. According to the announcement, the outline of the Company’s consolidated financial results is as follows. Please note that the contents of the outline have not been audited by an auditing firm in accordance with Article 193-2(1) of the Act.

[Statements of Income]

Accounting Period	Fiscal Year Ending March 31, 2010 Third Quarter of the 22nd Business Year (Nine Months Ended December 31, 2009)

Sales	796,655 million yen

Cost of Sales	605,920 million yen

Sales, General and Administrative Expenses	140,553 million yen

Non-operating Income	2,620 million yen

Non-operating Expenses	7,573 million yen

Net Income (loss) for the Quarter	21,839 million yen

[Per Share Data]

Accounting Period	Fiscal Year Ending March 31, 2010 Third Quarter of the 22nd Business Year (Nine Months Ended December 31, 2009)

Net Earnings per Share	7,786.02 yen

Cash Dividends per Share	3,000 yen

Net Assets per Share	203,769.54 yen

II. Corrections to the “Public Notice of the Commencement of the Tender Offer” dated December 22, 2009

The Company makes the following corrections to the following sections of the “Public Notice of the Commencement of the Tender Offer.” The parts corrected in the original and the corrections have been underlined.

2.	Outline of the Tender Offer

(7)	Shareholding Ratio of Shares Held by the Tender Offeror as of the Date of the Public Notice, Shareholding Ratio of the Specially Related Parties as of the Date of the Public Notice, and the Total Thereof

(Before correction)

Tender Offeror	—%	Specially Related Parties	—%	Total	—%

(After correction)

Tender Offeror	—%	Specially Related Parties	0.04%	Total	0.04%

Note:	“Shareholding ratio of the specially related parties as of the Date of the Public Notice” has been calculated based on the total number of voting rights related to the shares held by each of the specially related parties.

(8)	Shareholding Ratio of Shares Held by the Tender Offeror after the Tender Offer, and the Total of such Shareholding Ratio plus the Shareholding Ratio of the Specially Related Parties as of the Date of the Public Notice

(Before correction)

Tender Offeror	51.54%	Total	51.54%

(After correction)

Tender Offeror	51.54%	Total	51.58%

(14)	Other Conditions and Method of Tender Offer

(ii)	Existence and Content of Conditions for Withdrawal of the Tender Offer and Method of Disclosing Withdrawal

(Before correction)

If any of the events provided in Article 14(1)(i)(a) through (i) and (l) through (r), Article 14(1)(iii)(a) through (h), Article 14(1)(iv), Article 14(1)(v) and Article 14(2)(iii) through (vi) of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; hereinafter the “Cabinet Order”) occurs, the Company may withdraw the Tender Offer.

The Tender Offeror is required to file a prior notification with the Fair Trade Commission in respect of the acquisition of the shares of NJK in the Tender Offer under Article 10 (2) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, as amended by Act No. 51, dated June 10, 2009, (hereinafter the “Antimonopoly Act”). The Tender Offeror may not acquire shares of NJK in the Tender Offer for a period of thirty days from the date of acceptance of the notification (hereinafter the “Waiting Period”). The Tender Offeror plans to file the prior notification with the Fair Trade Commission on January 4, 2010. If the prior notification is accepted on the same day, the Waiting Period is expected to end on February 3, 2010. The Tender Offeror has not utilized the prior consultation system of the Fair Trade Commission in regard to its acquisition of the shares of NJK in the Tender Offer. The Tender Offeror will file a correction statement if a period for possibly receiving prior notice of a cease and desist order under the Antimonopoly Act has ended without receiving prior notice under Article 49 (5) of the Antimonopoly Act or a demand of report or information from the Fair Trade Commission under Article 10 (9) of the Antimonopoly Act. If, in connection with the prior notification filed with the Fair Trade Commission, the Tender Offeror receives from the Fair Trade Commission prior notice of a cease and desist order ordering the Company to dispose all or part of the shares of NJK or to assign part of its business, or if a period for possibly receiving prior notice of a cease and desist order under the Antimonopoly Act does not end by the day immediately preceding the last day of the Tender Offer Period, or if a petition for emergency court injunction by a court is filed against the Tender Offeror as an entity that is suspected of violating Article 10 (1) of the Antimonopoly Act, the Company is deemed to have failed to obtain “permission” under Article 14 (1) (iv) of the Cabinet Order, and such failure may result in a withdrawal event.

If the Tender Offeror is to withdraw the Tender Offer, a public notice will be made electronically, and the fact of such notice will be published in the Nihon Keizai Shimbun. However, if there is difficulty in making such public notice by the end of the Tender Offer Period, an announcement will be made pursuant to Article 20 of the Ministry Ordinance, and a public notice will be made promptly thereafter.

(After correction)

If any of the events provided in Article 14(1)(i)(a) through (i) and (l) through (r), Article 14(1)(iii)(a) through (h), Article 14(1)(iv), Article 14(1)(v) and Article 14(2)(iii) through (vi) of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended; hereinafter the “Cabinet Order”) occurs, the Company may withdraw the Tender Offer.

(Deletion)

If the Tender Offeror is to withdraw the Tender Offer, a public notice will be made electronically, and the fact of such notice will be published in the Nihon Keizai Shimbun. However, if there is difficulty in making such public notice by the end of the Tender Offer Period, an announcement will be made pursuant to Article 20 of the Ministry Ordinance, and a public notice will be made promptly thereafter.

The Tender Offeror is required to file a prior notification with the Fair Trade Commission in respect of the acquisition of the shares of NJK in the Tender Offer under Article 10 (2) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade, as amended by Act No. 51, dated June 10, 2009, (hereinafter the “Antimonopoly Act”). The Tender Offeror may not acquire shares of NJK in the Tender Offer for a period of thirty days from the date of acceptance of the notification (hereinafter the “Waiting Period”). Upon the expiration of the Waiting Period, the Tender Offeror received a notice confirming the expiration of the Waiting Period from the Fair Trade Commission on February 4, 2010. Also, given the fact that the Tender Offeror has not received from the Fair Trade Commission any prior notice under Article 49(5) of the Antimonopoly Act or a demand for a report or information under Article 10(9) of the Antimonopoly Act, the period for receiving prior notice of a cease and desist order under the Antimonopoly Act has expired.

Restrictions on Solicitation

This press release is intended for the announcement of corrections with regard to the Tender Offer to the general public and is not intended to solicit sales of shares. If anyone desires to sell his or her shares, the shareholder should review the Tender Offer explanatory statement and accept the Tender Offer in his or her own discretion. This press release is not considered as an offer or solicitation of sales of securities nor as a solicitation of a purchase offer, and does not constitute any such part. This press release (or any part thereof) or the fact of its distribution does not provide a basis of any kind of agreement pertaining to the Tender Offer, and it may not be relied upon when executing any such agreement.

U.S. Restrictions

The Tender Offer is not, directly or indirectly, conducted in the U.S. or directed to the U.S., and it will not to be conducted via the U.S. Mail or other methods or means of interstate or international commerce (including, but not limited to, telephone, telex, facsimile, e-mail and internet) or through stock exchanges located in the U.S. No shares may be tendered in the Tender Offer through the abovementioned methods or means, the abovementioned stock exchanges, or from the U.S. In addition, the tender offer statement or other documents pertaining to the purchases are not and may not be distributed or sent in the U.S., to the U.S. or from the U.S. using mail or through other methods. The Company will not accept shares tendered for the Tender Offer in a manner that, directly or indirectly, violates the abovementioned restrictions.

Other Countries

Announcement, issuance or distribution of this press release may be subject to legal restrictions in certain countries or regions. In such case, you are required to be aware of and comply with such restrictions. In countries or regions where the implementation of the Tender Offer is illegal, receipt by you of this press release or its translation does not constitute an offer for purchase nor a solicitation of an offer for sell of shares in relation to the Tender Offer, and is to be considered as receipt of information distributed for reference purposes only.

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